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                            February 28, 2024

       Troy Anderson
       Executive Vice President and Chief Financial Officer
       Universal Technical Institute, Inc.
       4225 East Windrose Drive, Suite 200
       Phoenix, AZ 85032

                                                        Re: Universal Technical
Institute, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            Item 2.02 Form 8-K
Dated November 15, 2023
                                                            File No. 001-31923

       Dear Troy Anderson:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Item 2.02 Form 8-K Dated November 15, 2023

       Exhibit 99.2, page 7

   1. Please disclose a most directly comparable GAAP measure with equal or greater prominence, whenever
you present a non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of
                                                        Regulation S-K.
       Exhibit 99.1
       Reconciliation of GAAP Financial Information to Non-GAAP Financial Information, page 13

   2.                                                   We note your
reconciliations of adjusted EBITDA and adjusted net income include    start-
                                                        up costs for new campus
and program expansion    and the reconciliation of adjusted free
                                                        cash flow includes
cash outflow for start-up costs for new campuses and program
                                                        expansion    and
cash outflow for property and equipment for new campuses and program
                                                        expansion.    Since
these appear to be normal, recurring, cash operating expenses, please tell us your
consideration of Question 100.01 of our Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations. This comment also applies to the Exhibit 99.2 of the Form 8-K dated
November 15, 2023.
 Troy Anderson
Universal Technical Institute, Inc.
February 28, 2024
Page 2
Reconciliation of Net Income to Adjusted Net Income, page 15

3. Please confirm and disclose, if true, that the net impact of adding back income tax expense
         (benefit) and then subtracting the adjusted income tax expense is commensurate with the current and deferred income tax expense of the non-GAAP adjustments. Otherwise, tell us how your calculation of the income tax effect complies with Question
102.11 of our Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations.
4.       We note from your disclosure the    GAAP effective income tax rate
was adjusted to
         remove the impact from the MIAT purchase. It appears this adjustment to a GAAP effective income tax rate makes it non-GAAP. Please revise the line item to accurately describe the amount being reflected.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you
have any questions.



FirstName LastNameTroy Anderson                               Sincerely,
Comapany NameUniversal Technical Institute, Inc.
                                                              Division of
Corporation Finance
February 28, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName